UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
             [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

     For Period Ended: March 31, 2006
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


PHOTONICS CORPORATION
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Full Name of Registrant


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Former Name If Applicable

520 South Fourth Avenue, Suite 400
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Address of Principal Executive Office

Louisville, Kentucky 40202-2577
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City, State and Zip Code





PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR, or Form N-CSR
     |         or portion  thereof will be filed on or before the 15th  calendar
     |         day following the prescribed  due date; or the subject  quarterly
     |         report or transition report on Form 10-Q or subject  distribution
     |         report  on Form  10-D,  or  portion  thereof  will be filed on or
     |         before the fifth  calendar day following the prescribed due date;
     |         and
[X]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant elected to be governed as a Business Development Company during the first quarter of 2006 and has recently commenced valuations of its portfolio assets in conformity with the Investment Company Act of 1940 and Regulation S-K. The Registrant has determined that it could not properly give a valuation for one of its portfolio companies without additional information and investigation. The portfolio company being valued has undergone certain changes which might justify an increase in valuations. The Registrant believes that it must investigate all matters pertaining to this portfolio company to determine if a higher valuation is warranted at this time; absent appropriate facts, a more conservative valuation will be adopted.

The new management for the Registrant had hoped to complete its review of both the financial information and the controls revised in connection with the election to be governed as a Business Development Company. The transition associated with these matters has also delayed the review processes.

While late filings are suggestive of the inadequacy of controls, management felt that a careful review of the controls and financial information was important to insure that the filing of the subject report, when made, would be accurate in all respects. Management for the Registrant is also undertaking the engagement of a new chief compliance officer who will also participate in this review to insure both the accuracy of the forthcoming report and adoption of new controls to insure the timeliness of future reports.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Bryce Knight                         (972) 745-3020
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

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     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              PHOTONICS CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 03/16/06                   By: /s/ Bryce Knight
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